Exhibit 99.98

CARBON STREAMING CORPORATION

(formerly Mexivada Mining Corp.)

Condensed Consolidated Interim Financial

Statements September 30, 2020 and 2019

Expressed in Canadian Dollars

(Unaudited)

These unaudited condensed consolidated interim financial statements of Carbon Streaming Corporation for the three months ended September 30, 2020 and 2019 have been prepared by management and approved by the Board of Directors. These unaudited condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

Carbon Streaming Corporation (formerly Mexivada Mining Corp.)

Condensed consolidated interim statements of financial position

(Expressed in Canadian dollars)

(Unaudited)

	Notes	September 30, 2020	June 30, 2020
			(Audited)
ASSETS
Current
Cash		$343,676	$310,202
Receivables		2,934	2,934
		$346,610	$313,136

LIABILITIES AND SHAREHOLDERS’ EQUITY ( DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	4, 6	$141,409	$131,815
Subscriptions received	9	50,000	-

		191,409	131,815

Shareholders’ equity (deficiency)
Share capital	5	14,551,527	14,551,527
Share-based payment reserve	5	1,885,388	1,885,388
Deficit		(16,281,714)	(16,255,594)

		155,201	181,321

		$346,610	$313,136

Nature and continuance of operations (Note 1)

Subsequent event (Note 9)

On behalf of the Board:

“Edgar Froese”	Director	“Colin Watt”	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

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Carbon Streaming Corporation (formerly Mexivada Mining Corp.)

Condensed consolidated interim statements of loss and comprehensive loss

(Expressed in Canadian dollars)

(Unaudited)

	Notes	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019
EXPENSES
Foreign exchange loss		$-	$2,145
Office and general		2,397	-
Professional fees	6	16,120	7,500
Transfer agent and filing fees		7,603	-
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD		$(26,120)	$(9,645)
Loss per common share – basic and diluted		$(0.00)	$(0.01)
Weighted average number of common shares outstanding – basic and diluted		14,975,636	695,636

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

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Carbon Streaming Corporation (formerly Mexivada Mining Corp.)

Condensed consolidated interim statements of changes in shareholders’ equity (deficiency)

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares	Amount	Share-based payment reserve	Deficit	Total
Balance at June 30, 2019	695,636	$13,846,500	$1,885,388	$(16,146,840)	$(414,952)
Comprehensive loss:
Loss for the period	-	-	-	(9,645)	(9,645)
Balance at September 30, 2019	695,636	13,846,500	1,885,388	(16,156,485)	(424,597)

Shares issued for cash	14,280,000	714,000	-	-	714,000
Share issuance costs	-	(8,973)	-	-	(8,973)

Comprehensive loss:
Loss for the period	-	-	-	(99,109)	(99,109)

Balance at June 30, 2020	14,975,636	$14,551,527	$1,885,388	$(16,255,594)	$181,321

Comprehensive loss:
Loss for the period	-	-	-	(26,120)	(26,120)
Balance at September 30, 2020	14,975,636	$14,551,527	$1,885,388	$(16,281,714)	$155,201

On June 15, 2020, the Company completed a 100-old for 1-new share consolidation and a name change to Carbon Streaming Corporation. All common shares, warrants, options, per share amounts and weighted average number of shares outstanding have been retroactively restated to reflect this share consolidation.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

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Carbon Streaming Corporation (formerly Mexivada Mining Corp.)

Condensed consolidated interim statements of cash flows

(Expressed in Canadian dollars)

(Unaudited)

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019
Operating activities
Loss for the period	$(26,120)	$(9,645)
Items not effecting cash:
Foreign exchange	-	2,145
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	9,594	7,500
Net cash (used) in operating activities	(16,526)	-

Financing activity
Subscriptions received	50,000	-
Net cash from financing activity	50,000	-

Change in cash	33,474	-
Cash, beginning of period	310,202	-
Cash, end of period	$343,676	$-

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

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Carbon Streaming Corporation (formerly Mexivada Mining Corp.)

Notes to the condensed consolidated interim financial statements

(Expressed in Canadian dollars)

For the three months ended September 30, 2020 and 2019

(Unaudited)

1.	Nature and continuance of operations

Carbon Streaming Corporation (formerly Mexivada Mining Corp.) (the “Company”) was incorporated on September 13, 2004 under the Business Corporations Act (British Columbia) and its principal activity has been the exploration of mineral properties. The Company’s shares previously traded on the TSX Venture Exchange (“TSX-V”) under the symbol “MNV”. Pursuant to three cease trade orders (issued by the British Columbia Securities Commission on November 20, 2012, the Ontario Securities Commission on December 3, 2012, and the Alberta Securities Commission on March 5, 2013) the Company’s shares were cease-traded and halted from trading on the TSX-V. On May 9, 2017, the Company’s shares were delisted from trading on the TSX-V for failing to pay outstanding sustaining fees. In February 2020, the Company was successful in obtaining full revocation orders to all three cease trade orders. The Company’s shares are not presently listed for trading on any stock exchange.

The head office, principal address and records office of the Company are located at 300 – 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9. The Company’s registered address is Suite 2900 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1J5.

During the first quarter of calendar 2020, there was a global outbreak of a novel coronavirus identified as “COVID-19”. On March 11, 2020, the World Health Organization declared a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets.

Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These unaudited condensed consolidated interim financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at September 30, 2020, the Company has not yet achieved profitable operations, has a working capital position (deficiency) of $155,201 (June 30, 2020 – $181,321), has a deficit of $16,281,714 (June 30, 2020 - $16,255,594) and is not able to finance day to day activities through operations. There is a material uncertainty related to the foregoing events and conditions that may cast significant doubt about the Company’s ability to continue as a going concern.

The Company’s continuation as a going concern is dependent upon the successful results from its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management believes it will be able to raise sufficient funds to finance operating costs over the next twelve months with equity placement, subject to regulatory approval and reactivation of the Company, or advances from directors.

These unaudited condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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Carbon Streaming Corporation (formerly Mexivada Mining Corp.)

Notes to the condensed consolidated interim financial statements

(Expressed in Canadian dollars)

For the three months ended September 30, 2020 and 2019

(Unaudited)

2.	Significant accounting policies and basis of preparation

Statement of compliance:

These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 26, 2020.

Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable for financial instruments measured at fair value. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

Basis of consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiary, 1253661 B.C. Ltd., which was acquired on June 17, 2020 in conjunction with a three- cornered amalgamation (the “Transaction”).

The three-cornered amalgamation was executed between a then existing subsidiary of the Company, 1247374 B.C. Ltd. (“Subco”), and a third company 1247372 B.C. Ltd (“Fundco”). At the time of the Transaction, neither Subco nor Fundco met the definition of a business under IFRS 3, Business Combinations. Prior to the Transaction, Fundco had advanced loans to the Company. The Transaction was recognized as a transaction with owners whereby the Company received cash of $714,000, less issuance costs, and issued 14,280,000 common shares to the former shareholders of Fundco. Subco and Fundco amalgamated as part of the Transaction and continued as 1253661 B.C. Ltd., with the former shareholders of Fundco holding approximately 95% of the common shares of the Company.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant accounting judgments and estimates

The preparation of these unaudited condensed consolidated interim financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the periods of change, if the change affects that period only, or in the period of the change of future periods, if the change affects both.

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Carbon Streaming Corporation (formerly Mexivada Mining Corp.)

Notes to the condensed consolidated interim financial statements

(Expressed in Canadian dollars)

For the three months ended September 30, 2020 and 2019

(Unaudited)

2.	Significant accounting policies and basis of preparation (continued)

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying accounting policies in the Company’s consolidated financial statements include:

Going Concern

The determination of the Company’s ability to continue as a going concern requires significant judgment. Material adjustments to the Company’s assets and liabilities could be required if the going concern assumption was not appropriate.

3.	Accounting standards, amendments and interpretations issued

The following accounting standard was adopted July 1, 2019:

IFRS 16, Leases: This new standard replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019. The Company has considered the impact of this change and has determined that, since the Company currently has no leases, the new standard did not have any impact on the Company’s consolidated financial statements.

4.	Accounts payable and accrued liabilities

	September 30, 2020	June 30, 2020
Accounts payable	$90,451	$83,943
Accrued liabilities	50,958	47,872
	$141,409	$131,815

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Carbon Streaming Corporation (formerly Mexivada Mining Corp.)

Notes to the condensed consolidated interim financial statements

(Expressed in Canadian dollars)

For the three months ended September 30, 2020 and 2019

(Unaudited)

5.	Share capital

Authorized share capital

Unlimited number of voting common shares without par value and unlimited number of preferred shares without par value.

Issued share capital

On June 15, 2020, the Company completed a 100-old for 1-new share consolidation and a name change. All common shares, warrants, options, loss per share and weighted average number of shares outstanding have been retroactively restated to reflect this share consolidation.

At September 30, 2020, there were 14,975,636 issued and fully paid common shares (June 30, 2020 – 14,975,636).

During June 2020, the Company issued 14,280,000 units, in conjunction with a three-cornered amalgamation (note 2), for gross proceeds of $714,000. Each unit is comprised of one common share and one share purchase warrant, with each warrant exercisable at $0.125 until April 22, 2025. The Company incurred issuance costs totalling $8,973 in conjunction with this transaction.

Stock options

The Company has a stock option plan where the directors are authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.

There were no stock options outstanding as at September 30, 2020 or June 30, 2020.

Warrants

There were share purchase warrants outstanding as at September 30, 2020 and June 30, 2020 enabling the holders to acquire up to 14,280,000 common shares of the Company at a price of $0.125 per share, expiring April 22, 2025.

Reserves

Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital.

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Carbon Streaming Corporation (formerly Mexivada Mining Corp.)

Notes to the condensed consolidated interim financial statements

(Expressed in Canadian dollars)

For the three months ended September 30, 2020 and 2019

(Unaudited)

6.	Related party transactions

Related party balances

During the three months ended September 30, 2020, the Company paid or accrued professional fees of $2,500 (2019 - $2,500) to the CFO of the Company and at September 30, 2020, there was $10,000 included in accounts payable owing to the Company’s CFO.

Key management personnel compensation

The Company’s related parties include key management personnel. Key management personnel includes executive officers and members of the Company’s Board of Directors.

7.	Financial instrument fair value and risk factors

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, accounts payable and accrued liabilities and amounts due to related parties. The carrying value of these financial instruments approximates their fair value. Cash is measured based on Level 1 input of the fair value hierarchy.

The following is an analysis of the Company’s financial assets measured at fair value as at September 30, 2020 and June 30, 2020:

	As at September 30, 2020
	Level 1	Level 2	Level 3
Cash	$343,676	$-	$-

	As at June 30, 2020
	Level 1	Level 2	Level 3
Cash	$310,202	$-	$-

Risk factors

The Company is exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

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Carbon Streaming Corporation (formerly Mexivada Mining Corp.)

Notes to the condensed consolidated interim financial statements

(Expressed in Canadian dollars)

For the three months ended September 30, 2020 and 2019

(Unaudited)

7.	Financial instrument fair value and risk factors (continued)

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s cash balance is held in trust with the Company’s legal counsel. Credit risk has been assessed as low.

Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs certain expenditures, and owed related parties balances, that are denominated in United States dollars while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates. The Company’s cash is usually held in Canadian dollars. As the Company has limited number of transactions in foreign currencies, currency risk has been assessed as low.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company was exposed to interest rate risk on its bank account until the time it was closed. The income earned on the bank account was subject to the movements in interest rates. The Company has no-interest bearing debt. Therefore, interest rate risk has been assessed as nominal.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash balances. Under current market conditions, liquidity risk has been assessed as high.

8.	Capital management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of shareholders’ equity of $155,201 at September 30, 2020 (June 30, 2020 - $181,321).

There were no changes in the Company’s approach to capital management during the period.

The Company is not subject to any externally imposed capital requirements.

9.	Subsequent event

Subsequent to September 30, 2020, the Company has initiated a non-brokered private placement for up to 8,000,000 special warrants in the capital of the Company at $0.75 per special warrant, of which $50,000 has been received as at September 30, 2020. Each special warrant will entitle the holder to receive, for no additional consideration, one common share of the Company upon the Company obtaining conditional listing on a stock exchange in Canada.

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